MobiTV, Inc.

6425 Christie Avenue, 5th Floor

Emeryville, CA 94608

July 13, 2012

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director Division of Corporation Finance

Re:	MobiTV, Inc. Withdrawal of Registration Statement on Form S-1 Filed on August 31, 2011 File No. 333-176586

Ladies and Gentlemen:

On behalf of MobiTV, Inc., a Delaware corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-176586), as initially filed with the Securities and Exchange Commission (“Commission”) on August 31, 2011 (“Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Horace Nash, Esq. of Fenwick & West LLP, via email at hnash@fenwick.com or via facsimile at (650) 938-5200.

The Company also advises the Commission pursuant to Rule 477(c) of the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Should you have any questions regarding this request for withdrawal, please contact Horace Nash of Fenwick & West LLP by telephone at (650) 335-7934.

Very truly yours,

/s/ William Losch

William Losch

Chief Financial Officer

cc:

Ellen McDonald, VP, General Counsel and Secretary

MobiTV, Inc.

Horace Nash, Esq.

Cynthia Clarfield Hess, Esq.

Fenwick & West LLP